SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 11-K
                                    ---------



(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE NO LONGER REQUIRED]

         For the fiscal year ended   December 31, 1996
                                  ---------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________________  to  ___________________

Commission file number  1-82
                      -------



                       PHELPS DODGE EMPLOYEE SAVINGS PLAN
                       ----------------------------------








                            PHELPS DODGE CORPORATION
                            ------------------------



                            2600 North Central Avenue
                           Phoenix, Arizona 85004-3089

                                   SIGNATURES
                                   ----------


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                           PHELPS DODGE EMPLOYEE SAVINGS PLAN



Date:                                      By:
     ------------------------                 -------------------------------
                                               John C. Replogle, Chairman
                                               Benefits Administration Committee

                       PHELPS DODGE EMPLOYEE SAVINGS PLAN
                       ----------------------------------

                 FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
                 -----------------------------------------------


                                      * * *


                           DECEMBER 31, 1996 AND 1995
                           --------------------------

                       PHELPS DODGE EMPLOYEE SAVINGS PLAN
                       ----------------------------------


                                      INDEX
                                      -----



                                                                            Page
                                                                            ----

Report of Independent Accountants-----------------------------------------     5

Statement of Net Assets Available For Benefits, with Fund Information-----     6

Statement of Changes in Net Assets Available for Benefits, with Fund
Information---------------------------------------------------------------     8

Notes to Financial Statements---------------------------------------------    10

Additional Information: *

      I.   Schedule of Assets Held for Investment Purposes at
           December 31, 1996----------------------------------------------    18

      II.  Schedule of Reportable Transactions for the Year
           Ended December 31, 1996----------------------------------------    19


         * Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants




To the Benefits Administration Committee and Participants of the Phelps Dodge Employee Savings Plan


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Phelps Dodge Employee Savings Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Benefits Administration Committee (the Committee); our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





PRICE WATERHOUSE LLP

Phoenix, Arizona

June 20, 1997

                       Phelps Dodge Employee Savings Plan
                       ----------------------------------
      Statement of Net Assets Available for Benefits, With Fund Information
      ---------------------------------------------------------------------
                                December 31, 1996
                                -----------------
                                 (in thousands)

                                                                                                     Phelps  Occidental
                                                                                   Inter-             Dodge  Petroleum
                               Money   Interest          Equity  S&P 500  Growth national  Small CAP Common   Common
                               Market  Income   Balanced Income   Index   Stock    Equity   Equity    Stock    Stock  Loan
     Assets                    Fund     Fund      Fund    Fund    Fund    Fund      Fund     Fund     Fund     Fund   Fund   Total
---------------------------   -------  -------- -------- ------  -------  ------ --------  --------- ------- -------- ----   -----
Investments, at Current
Value (cost basis $261,821):

  Common Stocks                    $0       $0      $0       $0      $0       $0      $0       $0  $46,344   $228       $0   $46,572

  Mutual Funds                 29,930        0   1,620   51,044   3,675   68,482   2,954    4,311        0      0        0   162,016

  Guaranteed Investment
  Contracts                         0   49,793       0        0       0        0       0        0        0      0        0    49,793

  Loans to Participants             0        0       0        0       0        0       0        0        0      0   15,139    15,139

                              -------  -------  ------  -------  ------  -------  ------   ------  -------   ----  -------  --------
                               29,930   49,793   1,620   51,044   3,675   68,482   2,954    4,311   46,344    228   15,139   273,520
                              -------  -------  ------  -------  ------  -------  ------   ------  -------   ----  -------  --------

Receivables:

  Loan Repayments                  75       92       2       82       8      138       4        8       83      0     (492)        0

  Employee Contributions          134      176      10      204      27      316      20       31      194      0        0     1,112

  Employer Contributions        1,242    1,457      89    1,768     266    2,483     211      297    1,515      0        0     9,328
                              -------  -------  ------  -------  ------  -------  ------   ------  -------   ----  -------  --------

                                1,451    1,725     101    2,054     301    2,937     235      336    1,792      0     (492)   10,440
                              -------  -------  ------  -------  ------  -------  ------   ------  -------   ----  -------  --------
Net Assets Available
for Benefits                  $31,381  $51,518  $1,721  $53,098  $3,976  $71,419  $3,189   $4,647  $48,136   $228  $14,647  $283,960
                              =======  =======  ======  =======  ======  =======  ======   ======  =======   ====  =======  ========

                 See Accompanying Notes to Financial Statements

                       Phelps Dodge Employee Savings Plan
                       ----------------------------------
      Statement of Net Assets Available for Benefits, With Fund Information
      ---------------------------------------------------------------------
                                December 31, 1995
                                -----------------
                                 (in thousands)

                                                                                        Phelps    Occidental
                                                                                         Dodge     Petroleum
                                        Money      Interest     Equity     Growth       Common      Common
                                        Market      Income      Income     Stock         Stock       Stock      Loan
        Assets                          Fund         Fund        Fund       Fund         Fund        Fund       Fund         Total
----------------------------------     -------     --------    -------     ------      -------   -----------   ------       -------
Investments, at Current
Value (cost basis $194,125):
  Common Stocks                             $0         $0           $0         $0      $42,165        $247          $0      $42,412

  Mutual Funds                          24,526          0       37,218     63,762            0           0           0      125,506

  Guaranteed Investment
  Contracts                                  0     46,023            0          0            0           0           0       46,023

  Loans to Participants                      0          0            0          0            0           0      12,790       12,790
                                       -------    -------      -------    -------      -------        ----     -------     --------

                                        24,526     46,023       37,218     63,762       42,165         247      12,790      226,731
                                       -------    -------      -------    -------      -------        ----     -------     --------

Receivables:

  Loan Repayments                           63         92           64        106           64           0        (389)           0

  Employee Contributions                   133        202          180        320          200           0           0        1,035

  Employer Contributions                 1,194      1,651        1,684      2,692        1,536           0           0        8,757
                                       -------    -------      -------    -------      -------        ----     -------     --------

                                         1,390      1,945        1,928      3,118        1,800           0        (389)       9,792
                                       -------    -------      -------    -------      -------        ----     -------     --------

Net Assets Available for Benefits      $25,916    $47,968      $39,146    $66,880      $43,965        $247     $12,401     $236,523
                                       =======    =======      =======    =======      =======        ====     =======     ========

                 See Accompanying Notes to Financial Statements

                       Phelps Dodge Employee Savings Plan
                       ----------------------------------
Statement of Changes in Net Assets Available for Benefits, With Fund Information
--------------------------------------------------------------------------------
                          Year Ended December 31, 1996
                          ----------------------------

                                December 31, 1996
                                -----------------
                                 (in thousands)

                                             Money        Interest                    Equity       S&P 500     Growth
                                             Market        Income       Balanced      Income        Index       Stock
                                              Fund          Fund          Fund         Fund         Fund        Fund
-----------------------------------------   --------      --------      --------      -------      -------    --------
Additions to Net Assets Attributed to:
Investment Income:
  Realized Gains (Losses) on
    Investments                                   $0            $0          $2         $589          $68      ($1,718)
  Change in Unrealized
    Appreciation (Depreciation)                    0             0         (13)       4,667          282       (1,722)
  Dividends                                    1,280             0         115        3,140            0       10,688
  Interest                                       152         2,486           3           28            6           44
                                             -------       -------      ------      -------       ------      -------
                                               1,432         2,486         107        8,424          356        7,292
                                             -------       -------      ------      -------       ------      -------
Transfers from
  Laurinburg Savings Plan                        410         1,336           0          387            0          500
   (Note 1a)                                 -------       -------      ------      -------       ------      -------
Contributions:
  Employee                                     1,987         2,569         106        2,803          212        4,805
  Employer                                     1,875         2,284         110        2,597          318        3,857
                                             -------       -------      ------      -------       ------      -------
                                               3,862         4,853         216        5,400          530        8,662
                                             -------       -------      ------      -------       ------      -------
Total Additions                                5,704         8,675         323       14,211          886       16,454
                                             -------       -------      ------      -------       ------      -------

Deductions from Net Assets
  Attributed to:
Distributions to Participants
  and Beneficiaries                           (1,782)       (3,210)         (1)      (2,087)         (55)      (2,702)
Other Charges, Net                                11           (21)          4            2            0            5
Loans to Participants, Net of
  Repayments                                      (3)            4          15         (231)         (12)        (338)
Fund Exchanges, Net                            1,535        (1,898)      1,380        2,057        3,157       (8,880)
                                             -------       -------      ------      -------       ------      -------
Total Deductions                                (239)       (5,125)      1,398         (259)       3,090      (11,915)
                                             -------       -------      ------      -------       ------      -------

Increase/(Decrease) in Net
  Assets During the Year                       5,465         3,550       1,721       13,952        3,976        4,539
Net Assets Available for Benefits:
        Beginning of Year                     25,916        47,968           0       39,146            0       66,880
                                             -------       -------      ------      -------       ------      -------
        End of Year                          $31,381       $51,518      $1,721      $53,098       $3,976      $71,419
                                             =======       =======      ======      =======       ======      =======

                                                                         Phelps     Occidental
                                                                         Dodge      Petroleum
                                           International  Small CAP     Common        Common
                                              Equity        Equity       Stock        Stock         Loan
                                               Fund          Fund         Fund         Fund         Fund        Total
                                          ------------ --------------   ---------   -----------    ------     ---------

Additions to Net Assets Attributed to:
Investment Income:
  Realized Gains (Losses) on
    Investments                                  $25           $20        $770           $6           $0        ($238)
  Change in Unrealized
    Appreciation (Depreciation)                  103           (15)      2,873           19            0        6,194
  Dividends                                      106           291       1,335           10            0       16,965
  Interest                                         5             6          35            0        1,232        3,997
                                              ------        ------     -------         ----      -------     --------
                                                 239           302       5,013           35        1,232       26,918
                                              ------        ------     -------         ----      -------     --------
Transfers from
  Laurinburg Savings Plan                          0             0           0            0          713        3,346
   (Note 1a)                                  ------        ------     -------         ----      -------     --------
Contributions:
  Employee                                       253           427       2,754            0            0       15,916
  Employer                                       249           356       2,337            0            0       13,983
                                              ------        ------     -------         ----      -------     --------
                                                 502           783       5,091            0            0       29,899
                                              ------        ------     -------         ----      -------     --------
Total Additions                                  741         1,085      10,104           35        1,945       60,163
                                              ------        ------     -------         ----      -------     --------

Deductions from Net Assets
  Attributed to:
Distributions to Participants
  and Beneficiaries                              (30)           (6)     (2,311)           0         (534)     (12,718)
Other Charges, Net                                 4             5         (12)          (6)           0           (8)
Loans to Participants, Net of
  Repayments                                      28            (5)       (293)           0          835            0
Fund Exchanges, Net                            2,446         3,568      (3,317)         (48)           0            0
                                              ------        ------     -------         ----      -------     --------
Total Deductions                               2,448         3,562      (5,933)         (54)         301      (12,726)
                                              ------        ------     -------         ----      -------     --------

Increase/(Decrease) in Net
  Assets During the Year                       3,189         4,647       4,171          (19)       2,246       47,437
Net Assets Available for Benefits:
        Beginning of Year                          0             0      43,965          247       12,401      236,523
                                              ------        ------     -------         ----      -------     --------
        End of Year                           $3,189        $4,647     $48,136         $228      $14,647     $283,960
                                              ======        ======     =======         ====      =======     ========

                       Phelps Dodge Employee Savings Plan
                       ----------------------------------
Statement of Changes in Net Assets Available for Benefits, With Fund Information
--------------------------------------------------------------------------------
                          Year Ended December 31, 1995
                          ----------------------------
                                 (in thousands)

                                                                                        Phelps     Occidental
                                                                                         Dodge      Petroleum
                                       Money      Interest     Equity      Growth       Common       Common
                                       Market      Income      Income      Stock         Stock       Stock       Loan
                                        Fund        Fund        Fund        Fund         Fund         Fund       Fund       Total
-----------------------------------   --------   ----------   --------    --------     --------   ------------  ------     -------
Additions to Net Assets
  Attributed to:
Investment Income:
  Realized Gains (Losses) on
    Investments                            $0          $0        $357        $869         ($67)          $3         $0      $1,162
  Change in Unrealized
    Appreciation (Depreciation)             0           0       6,297      12,045          814           24          0      19,180
  Dividends                             1,300           0       2,142       3,689        1,188           12          0       8,331
  Interest                                  8       2,438           2           4           14            0        956       3,422
                                      -------     -------     -------     -------      -------         ----    -------    --------
                                        1,308       2,438       8,798      16,607        1,949           39        956      32,095
                                      -------     -------     -------     -------      -------         ----    -------    --------
Contributions:
  Employee                              1,733       2,766       2,219       3,775        2,477            0          0      12,970
  Employer                              1,760       2,547       2,380       3,826        2,277            0          0      12,790
                                      -------     -------     -------     -------      -------         ----    -------    --------
                                        3,493       5,313       4,599       7,601        4,754            0          0      25,760
                                      -------     -------     -------     -------      -------         ----    -------    --------
Total Additions                         4,801       7,751      13,397      24,208        6,703           39        956      57,855
                                      -------     -------     -------     -------      -------         ----    -------    --------

Deductions from Net Assets
  Attributed to:
Distributions to Participants
  and Beneficiaries                    (1,770)     (2,336)     (2,270)     (2,512)      (2,056)         (16)      (150)    (11,110)
Other Charges, Net                         39           1          (6)         (4)         (28)         (13)       (21)        (32)
Loans to Participants, Net of                                                                                                    0
  Repayments                              (60)        (99)        (66)       (268)        (213)           0        706           0
Fund Exchanges, Net                       467      (1,413)        332         242          413          (41)         0           0
                                      -------     -------     -------     -------      -------         ----    -------    --------
Total Deductions                       (1,324)     (3,847)     (2,010)     (2,542)      (1,884)         (70)       535     (11,142)
                                      -------     -------     -------     -------      -------         ----    -------    --------

Increase/(Decrease) in Net
  Assets During the Year                3,477       3,904      11,387      21,666        4,819          (31)     1,491      46,713

Net Assets Available for
  Benefits:
        Beginning of Year              22,439      44,064      27,759      45,214       39,146          278     10,910     189,810
                                      -------     -------     -------     -------      -------         ----    -------    --------
        End of Year                   $25,916     $47,968     $39,146     $66,880      $43,965         $247    $12,401    $236,523
                                      =======     =======     =======     =======      =======         ====    =======    ========

                 See Accompanying Notes to Financial Statements

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


NOTE 1 - DESCRIPTION OF PLAN
----------------------------

    a.   General
         -------

         The Phelps Dodge Corporation Savings and Deferred Profit Sharing Plan (the Plan), a defined contribution plan, was established by Phelps Dodge Corporation (the Corporation) effective January 1, 1953, for the benefit of eligible salaried employees (the Participants). Hourly employees became eligible for the savings feature of the Plan on April 1, 1989. Subsequently, the Plan name was changed to Phelps Dodge Employee Savings Plan. Employees at Phelps Dodge Magnet Wire's El Paso and Laurinburg facilities became eligible to participate in the savings feature of the Plan on April 1, 1994. Salaried employees at that El Paso facility became eligible for the profit sharing feature of the Plan on January 1, 1995. Salaried employees at Phelps Dodge High Performance Conductors in West Caldwell, New Jersey, became eligible to participate in the savings feature of the Plan on July 1, 1996. The Laurinburg Savings Plan was merged into this Plan during November 1996.

         The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A brief description of the Plan is included in the following paragraphs. Participants should refer to the Plan document for a complete description of Plan provisions.

    b.   Administration
         --------------

         The Plan is sponsored by the Corporation and administered by the Benefits Administration Committee (the Committee) composed of six employees of the Corporation who are appointed by the Corporation's Board of Directors.

         Plan assets are held by a trust (the Trust) administered by M & I Marshall and Ilsley Trust Company of Arizona (the Trustee).

         Fees and expenses of the Trust, other than brokerage commissions and taxes paid in connection with security transactions, and other expenses relating to the administration of the Plan are currently paid by the Corporation.

    c.   Investment Options
         ------------------

         Participant investments are self-directed. The Trust is comprised of the following investment funds:

         Money Market Fund - high quality, short-term cash instruments including certificates of deposit and U.S. Treasury bills issued by banks, corporations and the U.S. government or its agencies.

         Interest Income Fund - high quality government, corporate and mortgage backed debt and other fixed income securities.

         Equity Income Fund - income-producing stocks with demonstrated higher returns than the overall market; a portion may be invested in bonds or other fixed income securities, especially those convertible to stocks.

         Growth Stock Fund - primarily invests in stocks of mid-sized companies whose stock is expected to grow faster than the overall market.

         Phelps Dodge Common Stock Fund - invests only in common stock of Phelps Dodge Corporation.

         Effective March 15, 1996, four new investment fund options were added:

         S&P 500 Index Fund - primarily stocks of the same companies as in the S&P 500 Index.

         Balanced Fund - a mix of stocks, U.S. Treasury bonds and money market cash instruments; the allocation of assets may shift substantially from time-to-time.

         International Equity Fund - invests in stocks of European and Pacific Basin companies and government securities of developed and developing countries.

         Small Cap Equity Fund - invests in a combination of small and mid-sized value and growth stocks.

         In addition, certain participants hold assets in the Occidental Petroleum Common Stock Fund as a result of the transfer of assets from the Columbian Chemicals Company plan. Participant loans are held in a separate Loan Fund.

    d.   Contributions
         -------------

         A profit sharing contribution made for certain salaried and Phelps Dodge Mercantile hourly employee participants by the Corporation (the Company Profit Sharing Contribution) was limited to the lesser of 4% for the years 1996 or earlier, and 8% for 1997 and thereafter, of consolidated net income of the Corporation or 7 1/2% of the aggregate eligible base pay of Participants and can be made only to the extent that it does not reduce consolidated net income below $0.50 per common share for such year after provision for payment of preferred and preference share dividends. Profit sharing contributions, which are included in Employer Contributions in the Statement of Net Assets Available for Benefits, With Fund Information, totaled $8,885,000 for 1996, and $8,344,000 for 1995.

         Participants were allowed to make voluntary contributions from 1% to 10% of their base pay on an after-tax basis (After-tax Contributions) to the Plan by payroll deduction from July 1, 1986 to March 31, 1989. Effective April 1, 1989, these voluntary After-tax Contributions were eliminated and Participants became eligible to make pretax contributions (Pretax Contributions), subject to certain limitations, equal to 2% - 10% of their base pay before March 15, 1996, 1% - 10% after that date and up to 100% of their PD Partners payments as of October 1, 1996, and up to 16% for certain hourly employees at a later date to be designated by the Committee. Pretax Contributions are eligible for a matching contribution from the Corporation (Company Matching Contribution) equal to 50% of the first 5% of the base pay deferred. All contributions are invested in one or more of the investment funds available within the Plan as elected by participants. Participants are fully vested in their total account balance.

    e.   Distributions
         -------------

         Participants' interests in the Trust become distributable upon severance of their service with the Corporation or to their beneficiaries in the event of their death or, effective July 1, 1995, upon attaining age 59 1/2. The distribution may be a single lump sum or a series of substantially equal annual, quarterly or monthly cash installments beginning no earlier than age 55 and continuing over a period not to exceed 10 years, at the election of the Participant or beneficiary. Distributions are generally made in cash, although distributions from the Phelps Dodge Common Stock Fund and Occidental Petroleum Stock Fund may also be made in common shares. Effective March 15, 1996, cash distributions are based upon the market price of the funds within two days prior to the time of distribution. Previously, accounts were valued monthly and cash distributions were based on the market price of funds about one month prior to the time of distribution.

         Participants may withdraw their After-tax Contributions and earnings thereon at any time. The Plan also provides, with certain limitations, for hardship withdrawals from employee Pretax, Company Matching and Company Profit Sharing Contributions; however, earnings on any of these contributions are ineligible for hardship withdrawal. Hardship withdrawals are not granted unless other financial resources are not reasonably available, including after-tax savings or a loan from the Plan. All withdrawals or distributions are made in accordance with procedures outlined in the Plan document.

    f.   Loans
         -----

         Participants may borrow amounts as provided in the Plan. Up to two loans may be borrowed and are repayable over a maximum of 5 years with the exception of loans for the purchase of a primary residence which may extend to 15 years. The minimum loan is $1,000 and the maximum loan is an amount equal to $50,000 minus the participant's highest outstanding loand balance during the past 12 months. All loans bear the Trustee's prime interest rate plus 2% at the end of the month preceding the month in which the loan is applied for. The prime rate at December 31, 1996 was 8.25%. Loans are repaid by payroll deduction and interest is credited to Participant accounts. Loans are secured by the Participant's previous contributions to the Plan.

    g.   Plan Termination
         ----------------

         The Plan may be amended or terminated at any time by the Corporation. No such action may cause any portion of the Trust to revert to the Corporation or to be used or diverted for any purpose other than for the exclusive benefit of Participants or their beneficiaries.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

         The financial statements of the Plan are prepared on the accrual basis of accounting. Plan investments, other than Guaranteed Investment Contracts, are presented at fair value. The fair values of common stock and mutual fund shares are based upon the closing market price on the valuation date. The Guaranteed Investment Contracts are valued based upon their respective face values plus accrued interest on the valuation date. Participant loans are valued at amounts advanced to participants less principal payments received.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Security transactions are recorded on a trade date basis. Expenses paid by the Plan in connection with such transactions include brokerage commissions and taxes which are included in the cost of securities purchased and deducted from the proceeds of securities sold. Realized gains (losses) resulting from the sale of investments are based upon carrying value at the end of the prior year or the acquisition date if later. The change in unrealized appreciation (depreciation) is determined by comparison of the carrying value at the end of the prior year or the acquisition date if later. Dividend income is recognized on the ex-dividend date. Interest income is recognized as earned. Employer and employee contributions are recognized on the accrual basis.

         Benefit obligations for persons who have withdrawn from participation in the Plan are not recorded as liabilities in the accompanying financial statements and are as follows:

                                                                December 31,
                                                              1996        1995
                                                              ----        ----

      Money Market Fund-------------------------------      277,004      85,000
      Interest Income Fund----------------------------       73,620     151,000
      Balanced Fund-----------------------------------       34,929           -
      Equity Income Fund------------------------------      424,795     288,000
      S&P 500 Index Fund------------------------------       18,472           -
      Growth Stock Fund-------------------------------      456,030     393,000
      International Equity Fund-----------------------       13,241           -
      Small CAP Equity Fund---------------------------       13,377           -
      Phelps Dodge Common Stock Fund------------------      645,308     173,000
      Loan Fund---------------------------------------       66,948      72,000

NOTE 3 - INVESTMENTS
--------------------

         The current value of the following investments are individually equal to or greater than 5% of total investments at:

                                                                December 31,
                                                             1996          1995
                                                             ----          ----
                                                               (in thousands)
      Barclays Money Market Fund I---------------------  $   31,396           -
      Fidelity Government Money Market Portfolio-------           -      24,526
      Commonwealth Synthetic GIC
         Backed Security GIC, 6.04%
         Open Maturity Rate Resets Calendar Quarter----      34,880           -
      Fidelity Short Term Interest Fund----------------           -      23,053
      Fidelity Equity Income Fund----------------------      51,044      37,218
      Fidelity Magellan Fund---------------------------      68,482      63,762
      Phelps Dodge Corporation Common Stock------------      45,609      42,165
      Loans to Participants 8% - 12.5%, Maturing
         Through June 2011-----------------------------      15,139      12,790
      Other--------------------------------------------      26,970      23,217
                                                           ---------   ---------

                                                         $  273,520     226,731
                                                           =========   =========



NOTE 4 - UNITIZED FUNDS
-----------------------

In 1996, several investment funds were unitized to allow the Trustee to participate in late day trading. Unitization requires the establishment and maintenance of a cash reserve to settle the sale of the units with cash from the reserve rather than having to wait at least one business day for the settlement of the underlying mutual fund as would normally be the case without unitization. The value of the fund determined using the number of units and net asset value per unit may not agree to the statement of net assets available for benefits with fund information, due to pending trades and in-kind distributions.

The following represents the number of units and the net asset value per unit for all unitized funds at December 31, 1996:
                                                                       Net Asset
                                                                         Value
    Fund                                           Number of Units     Per Unit
    ----                                           ---------------     --------
    Commonwealth Synthetic GIC Backed Security
    GIC, 6.04% Open Maturity Rate Resets
    Calendar Quarter                                  4,234,630         10.524

    PD Stagecoach Fund (Arizona)                        150,262         10.782

    PD Barclays Equity Index Fund (Arizona)             318,465         11.435

    PD Euro Pacific Fund (Arizona)                      267,562         11.012

    Small Cap Fund:  IAI Midcap Growth, Lazard
    Small Cap                                           390,816         11.155

    Phelps Dodge Corporation Common Stock               669,828         68.971


NOTE 5 - RELATED PARTY TRANSACTIONS
-----------------------------------

         The Trustee invests in the Corporation's common stock in accordance with the provisions of the Plan. The following is a summary of transactions in the Corporation's common stock:

                                                        Year Ended December 31,
                                                           1996         1995
                                                           ----         ----

                                                             (in thousands)

      Cost of shares purchased-----------------------      12,000       9,973
      Number of shares purchased---------------------         182         170

      Proceeds from shares sold----------------------      11,553       5,289
      Number of shares sold--------------------------         174          86

      Value of shares distributed--------------------         626         905
      Number of shares distributed-------------------          10          15

NOTE 6 - TAX STATUS
-------------------

         The Plan received a determination letter from the Internal Revenue Service dated September 13, 1996, which stated that the Plan met the requirements of Section 401(a) of the Internal Revenue Code and that the earnings of the Trust are exempt from taxation under Section 501(a) of the Code. The Corporation believes that Plan amendments since that date will not change that status and the Plan, as amended and operated, continues to satisfy such requirements.

NOTE 7 - PARTICIPATION IN THE PLAN
----------------------------------

         The following is a summary of the number of Participants invested in the investment options offered by the Plan as of:
                                                                 December 31,
                                                               1996        1995
                                                               ----        ----

      Money Market Fund-----------------------------------     2,666       2,609
      Interest Income Fund--------------------------------     3,147       3,186
      Balanced Fund---------------------------------------       225           -
      Equity Income Fund----------------------------------     3,357       3,023
      S&P 500 Index Fund----------------------------------       463           -
      Growth Stock Fund-----------------------------------     3,956       3,717
      International Equity Fund---------------------------       359           -
      Small CAP Equity Fund-------------------------------       501           -
      Phelps Dodge Common Stock Fund----------------------     3,264       3,150
      Occidental Petroleum Common Stock Fund--------------        38          40
      Loan Fund-------------------------------------------     2,460       2,195

NOTE 8 - REALIZED GAINS (LOSSES) ON INVESTMENTS
-----------------------------------------------

                                                                        Realized
                                                          Carrying       Gains
                                             Proceeds       Value       (Losses)
                                             --------       -----       --------
Year Ended December 31, 1996
(in thousands)
Investments:
      Phelps Dodge Common Stock----------- $  12,179    $  11,409    $     770
      Mutual Funds and Other
        Common Stocks---------------------    30,096       31,104       (1,008)
                                              -------     --------      --------

                                           $  42,275    $  42,513    $    (238)
                                              =======     ========      ========


Year Ended December 31, 1995
(in thousands)
Investments:
      Phelps Dodge Common Stock----------- $   6,193    $   6,260    $     (67)
      Mutual Funds and Other
        Common Stocks---------------------     8,100        6,871        1,229
                                              -------     --------      --------

                                           $  14,293    $  13,131    $   1,162
                                              =======     ========      ========



NOTE 9 - INVESTMENT IN GUARANTEED INVESTMENT CONTRACTS
------------------------------------------------------

         On August 12, 1994, Canadian and U.S. Government regulators took control of Confederation Life Insurance Company (Confederation). The Plan's Interest Income Fund assets include a Guaranteed Investment Contract (GIC) with Confederation. The GIC was purchased on March 20, 1991, with an 8.59% contract rate of interest, with interest paid annually on April 1 and principal payable at maturity, April 1, 1996. The carrying value of the GIC at the time of seizure was $5,354,886, representing principal of $4,969,045 and accrued interest of $385,841.

         The Plan has frozen the Confederation GIC and has not allowed any distributions, withdrawals, loans or elective investment transfers of this portion of the Interest Income Fund from August 12, 1994 through May 1997. The accrual of interest on the Confederation GIC was discontinued on the seizure date and the nonaccrual has resulted in approximately $750,000 of interest income through the April 1, 1996 maturity date not being realized by participants or recognized in Statement of Changes in Net Assets Available for Benefits, With Fund Information, for the years ended December 31, 1996 and 1995.

         The Confederation GIC is included in the December 31, 1996 and 1995 Statements of Net Assets Available for Benefits, With Fund Information at the carrying value as of the date of seizure. In May 1996, Canadian and U.S. regulators agreed in principal to a split of assets to settle each country's claims separately. Final settlement terms were carried out during April and May 1997, with 100% of principal plus approximately $400,000 in earnings deposited to participants' accounts.

                       Phelps Dodge Employee Savings Plan
                 Schedule of Assets Held for Investment Purposes
                                December 31, 1996
                                 (in thousands)

  Number of                Description of Investment including maturity date,                                        Current
    Shares                 rate of interest, collateral, par or maturity value               Cost                     Value
---------------    --------------------------------------------------------------    ----------------------    ------------------

        31,396     MONEY MARKET FUND                                                           $31,396                  $31,396
                   Barclays Money Market Fund I

                   INTEREST INCOME FUND
         5,349     Confederation Life Insurance Company                                          5,349                    5,349
                   Guaranteed Investment Contract, 8.59%
                   matures April 1, 1996

         3,090     Lincoln National Insurance Company                                            3,090                    3,090
                   Guaranteed Investment Contract, 8.02%
                   matures December 31, 1998

         2,768     Principal Mutual Insurance Company                                            2,768                    2,768
                   Guaranteed Investment Contract, 5.06%
                   matures December 31, 1998

         3,490     Sun Life of Canada Insurance Company                                          3,491                    3,491
                   Guaranteed Investment Contract, 5.74%
                   matures June 20, 2000

        34,170     Commonwealth Synthetic GIC                                                   34,880                   34,880
                   Backed Security GIC, 6.04%
                   Open maturity Rate resets calendar quarter

                   BALANCED FUND
           129     PD Stagecoach Fund (Arizona)                                                  1,550                    1,540

                   EQUITY INCOME FUND
         1,191     Fidelity Equity Income Fund                                                  47,982                   51,044

                   S&P 500 INDEX FUND
           177     PD Barclays Equity Index Fund                                                 3,156                    3,463

                   GROWTH STOCK FUND
           848     Fidelity Magellan Fund                                                       71,935                   68,482

                   INTERNATIONAL EQUITY FUND
           108     PD Euro Pacific Fund                                                          2,696                    2,812

                   SMALL CAP EQUITY FUND
           113     IAI Midcap Growth                                                             2,064                    1,987
           115     Lazard Small CAP                                                              2,047                    2,128

                   PHELPS DODGE COMMON STOCK FUND*
           674     Phelps Dodge Corporation Common Stock                                        33,975                   45,609
             2     In-Kind Held for Distribution                                                   102                      114

            10     OCCIDENTAL PETROLEUM COMMON STOCK FUND                                          201                      228
                   Occidental Petroleum Company Common Stock

                   LOAN FUND
                   Loans to Participants                                                        15,139                   15,139
                   8% - 12.5%, maturing through June 2011
                                                                                     ------------------    ---------------------

                   TOTAL INVESTMENTS                                                          $261,821                 $273,520
                                                                                     ==================    =====================
*Represents a party-in-interest.

                       PHELPS DODGE EMPLOYEE SAVINGS PLAN
                               ITEM 27d FORM 5500

                      SCHEDULE OF REPORTABLE TRANSACTIONS*

                          YEAR ENDED DECEMBER 31, 1996

Identity of                                                                        Expense              Current Value of
   Party                             Number of     Purchase     Selling  Lease  Incurred with   Cost       Asset on        Net Gain
 Involved     Description of Asset Transactions     Price        Price   Rental  Transaction   of Asset Transaction Date   or (Loss)
---------------------------------- ------------  ----------- ----------  ------ -------------  -------- ----------------   ---------
   M & I    Money Market Fund
              Purchases                    160   37,525,161                                                 37,525,161            0
              Sales                        197               32,765,048                      32,765,048                           0

   M & I    Interest Income Fund
              Purchases                    158   14,111,802                                                 14,111,802            0
              Sales                        191               35,712,113                      35,712,113                           0

   M & I    Equity Income Fund
              Purchases                    209   16,985,008                                                 16,985,008            0
              Sales                        207                8,835,174                       8,630,137                     205,037

   M & I    Growth Stock Fund
              Purchases                    195   26,766,811                                                 26,766,811            0
              Sales                        209               18,993,077                      20,022,126                  (1,429,049)

   M & I    Phelps Dodge Common
            Stock Fund
              Purchases                    189   12,000,411                                                 12,000,411            0
              Sales                        193               11,553,165                       8,395,712                   3,157,453

   M & I    Loan Fund
              Purchases                    790    6,683,267                                                  6,683,267            0
              Sales                        133                5,092,261                       5,092,261                           0

*Transactions or series of transactions in excess of 5 percent of the current value of the Plans assets as of December 31, 1995 as defined in Section 2520.103.6 of the Department of Labor Rules and Regulations for Reporting and Disclosure Under ERISA.
                                      -20-